UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 353.001.861-33

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly Held Company

MINUTES OF THE 314TH MEETING OF THE BOARD OF DIRECTORS

HELD ON JANUARY 11, 2017

1.         DATE, TIME AND VENUE: On January 11, 2017, at 10:00 a.m., the meeting was held via conference call, pursuant to paragraph 7, article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to paragraph 3, Article 17 of the Bylaws of the Company.

3.         ATTENDANCE: All members of the Board of Directors (“Board”).

4.         PRESIDING BOARD: Murilo Cesar L. S. Passos, Chairman, and Gisélia Silva, Secretary.

5.         AGENDA: To discuss and vote on calling an Extraordinary Shareholders Meeting, as requested by the shareholders Camargo Corrêa S.A. and ESC Energia S.A., in preparation for concluding the transfer of shares in the controlling block of the Company to State Grid Brazil Power Participações Ltda. (“State Grid”) referred to in the Material Fact notices published on September 2, 22, 23, 28, November 23 and December 13, 2016 and January 10, 2017.

6.       RESOLUTION TAKEN: After examining and discussing the matter on the Agenda, the Board unanimously and without restrictions, pursuant to article 123 of Law 6404/76 and articles 9 and 17, item “d” of the Bylaws of the Company, approved calling an Extraordinary Shareholders Meeting, to be held on February 16, 2017, to discuss and vote on replacing the members of the Board of Directors and Fiscal Council, in complement to the current term of office, pursuant to Section 2.4 (b) of the Share Purchase Agreement signed by State Grid and the controlling shareholders of the Company.

7.         CLOSING: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and by the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, Ana Maria Elorrieta, Arnaldo José Vollet, Francisco Caprino Neto, José Florêncio Rodrigues Neto, Martin Roberto Glogowsky and Gisélia Silva.

This is a true copy of the original minutes drawn up in the Minutes Book of the meetings of the Board of Directors no. 7, page 82.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 11, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.